SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 15, 2004
This Report on Form 6-K shall be incorporated by reference in our Registration Statement on
Form F-3 as amended (File No. 333 - 101891), our Registration Statement on Form F-3 (File
No. 333 - 114857) and our Registration Statement on Form F-3 as amended (File No. 333 -
113788) to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.
Commission File Number 0-29874
AngloGold Ashanti Limited
(Translation of registrant's name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
Enclosure: Press release dated June 15, 2004

Queries
South Africa
Tel: Mobile:
E-mail:
Alan Fine
+27 11 637 6383
+27 83 250 0757
afine@anglogoldashanti.com
Shelagh Blackman
+27 11 637 6379
+27 83 308 2471
skblackman@anglogoldashanti.com
Ghana
Kwaku Akosah-Bempah
+233 21 778 178
+233 244 324 525
Kwaku.akosah-
bempah@ashantigold.com
James Anaman
+233 21 778 178
+233 244 350 035
james.anaman@ashantigold.com
John Owusu
+233 21 778 168
+233 24 322 026
john.owusu@ashantigold.com
Disclaimer
Except for the historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors including, but not limited to development of the Company's business, the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2003 which was filed with the Securities and Exchange Commission on 19 March 2004.
News
Release
(formerly AngloGold Limited)
CORPORATE AFFAIRS DEPARTMENT
(Incorporated in the Republic of South Africa)
16
th
Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
(Registration Number: 1944/017354/06)
Tel: (+27 11) 637-6385 or Fax: (+27 11) 637-6399/6400
SJL/CAD/AGA5.04
ISIN Number:ZAE000043485
14 June 2004
NEGOTIATIONS WITH GUINEA GOVERNMENT REGARDING ANGLOGOLD ASHANTI'S SIGUIRI MINE
On 26 May, AngloGold Ashanti issued a statement that the Government of Guinea had placed an embargo on all imports and exports by the Siguiri Mine. Management directed its immediate focus on steps to ensure environmental protection and the maintenance of the company's assets.
Since the announcement, constructive discussions have commenced with the Guinean Government and the supply of diesel fuel to the mine has resumed. However, the embargo on the export of gold from Siguiri remains in place. The impact of the continuing embargo on the mine's operations has been brought to the attention of the Government.
Meanwhile, AngloGold Ashanti is using its best efforts to bring this undesirable state of affairs to a speedy and satisfactory resolution and the market will be kept informed of further developments.
ends

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: June 15, 2004
By:
/s/ C R Bull
Name: C R Bull
Title:    Company Secretary